Filed by Baytex Energy Corp.
(Commission File No. 1-32754)
pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Ranger Oil Corporation
(Commission File No. 1-13283)

Baytex Energy Corp.

Baytex Energy + Ranger Oil Conference Call

Transcript

Date:	Tuesday, February 28th, 2023

Time:	6:00 AM MT

Speakers:	Brian Ector

Vice President, Capital Markets

Eric Greager

President & Chief Executive Officer

Chad Kalmakoff

Chief Financial Officer

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Operator:

Welcome to the Baytex Energy and Ranger Oil Conference Call.

I would now like to turn the conference over to Brian Ector. Vice President Capital Markets with Baytex Energy. Mr. Ector, please proceed.

Brian Ector:

Thank you, Gaylene. Good morning, ladies and gentlemen, and welcome to the call.

With me I have Eric Greager, our President and Chief Executive Officer, Chad Kalmakoff, our Chief Financial Officer, and Chad Lundberg, our Chief Operating and Sustainability Officer.

We're very pleased to be discussing the strategic acquisition of Ranger Oil announced earlier this morning. In addition to this conference call, we have posted a presentation outlining key points of the transaction on our website at baytexenergy.com. Following their prepared remarks, we will be taking questions from analysts. In addition, if you're listening in today via the webcast, you will have the opportunity to submit an online question.

While listening please keep in mind that some of our remarks will contain forward-looking statements within the meaning of applicable Securities Laws. I refer you to our advisories regarding forward-looking statements, non-GAAP financial measures and capital management measures and oil and gas information in this morning's press release. All dollar amounts referenced in our remarks are in Canadian dollars unless otherwise specified.

I would now like to turn the call over to Eric.

Eric Greager:

Thanks, Brian. Good morning, everyone. We appreciate you joining us on such short notice.

Earlier this morning, Baytex announced that it had entered into an agreement to acquire Ranger Oil, a pure play Eagle Ford E&P Company. This is a strategic transaction for us and I could not be more excited. It is very rare that an opportunity comes along that can tick so many boxes for value creation and at the same time lead to enhanced shareholder returns.

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For those not familiar with Ranger, we are acquiring a strong operating capability in the Eagle Ford, on trend with our non-operated position in the Karnes Trough and driving meaningful per share accretion on all metrics. The transaction more than doubles our EBITDA and nearly doubles our free cash flow. The Ranger drilling inventory immediately competes for capital in our portfolio and brings 12 to 15 years of quality oil weighted drilling opportunities. We're building quality scale and a more durable business with a lower breakeven WTI price.

This transaction allows us to reaffirm our commitment to enhancing direct shareholder returns and we're strongly positioned to return more value to our shareholders on a per share basis. Upon closing of this transaction, we intend to initiate a dividend, which will be a key means of delivering reliable value to shareholders going forward.

I'll start by discussing some key elements of the transaction and then I'll expand on the strategic benefits in the combined business. Under the terms of the definitive agreement, Ranger shareholders will receive 7.49 Baytex shares, plus USD13.31 in cash for each common share, for total consideration of approximately USD44.36 per share. This represents a 7.6% premium to Ranger's closing price on February 24. The total transaction value is approximately USD2.5 billion, including a net debt of approximately USD650 million, estimated on closing. The cash portion of the acquisition is expected to be funded, in part through expanded credit facilities and the issuance of debt securities.

The Boards of Directors of Baytex and Ranger have unanimously approved the transaction which is expected to close in the late second quarter of 2023. The transaction is subject to approval by a majority of the votes cast by the holders of Ranger's common stock at a special meeting of the Ranger stockholders held for that purpose. Affiliates of Juniper Capital own approximately 54% of the Ranger common stock and have entered into a support agreement with Baytex pursuant to which Juniper has agreed to vote all of the Ranger common stock it owns in favor of the transaction.

In addition, at closing, Baytex will enter into a hold period agreement with Juniper. Of the Baytex shares issued to Juniper one-third will be subject to a three month escrow period, one-third will be subject to a six month escrow period and one-third will be subject to a nine month escrow period. The closing of the acquisition is subject to the satisfaction of customary closing conditions, including the approval by Baytex shareholders of the issuance of Baytex shares as consideration for the acquisition.

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I would now like to go into a little more detail on the benefits of the acquisition and why we are so excited. But first, just a little background. Baytex first explored the notion of acquiring an operative position in Eagle Ford several years ago, but the Company's financial health made it difficult to pursue such a strategy. In fact, Ranger and its predecessor company had been on Baytex's radar for a number of years. Fast forward to today, and we’re in a much stronger position and frankly, it's rare that an opportunity comes along that can deliver on so many fronts for our shareholders.

The assets are being acquired at an attractive valuation and the acquisition is immediately accretive to key metrics. Transaction metrics are approximately 2.86 times next 12 months EBITDA at USD75 per barrel WTI, $50,000 per BOE of production on a working interest basis and the financial accretion per share is very strong based on a 12 month period post closing. Twenty-four percent accretion to adjusted funds flow per share, 20% accretion to free cash flow per share, 12% accretion to production per share, and 20% accretion to direct shareholder returns per share.

Importantly on a long term basis, over the remaining four years of our five-year plan period 2023 to 2026 the acquisition is 23% accretive to our free cash flow per share. On closing of the transaction Baytex intends to increase direct shareholder returns to 50% of free cash flow, introduce a dividend and increase share buybacks. Following closing of the transaction, Management expects to recommend that the dividend to be paid quarterly be set at $0.225 per share or $0.09 per share annualized, representing a dividend yield of approximately 1.6%. The initial dividend is expected to be paid in October 2023 and would represent 4% of adjusted funds flow and 8% of free cash flow at USD75 WTI, and the dividend is expected to be fully funded to USD47 a barrel WTI.

The transaction materially increases our scale in Eagle Ford while building a quality-operating platform at a premier basin. The transaction includes 162,000 net acres in the crude oil window of the Eagle Ford shale, production of 67,000 to 70,000 boe per day of working interest production, that is 96% operated, 258 million boe of proved plus probable reserves. Baytex's production is forecast to average 155,000 to 160,000 boe per day for the 12-month period following closing. On a pro forma basis, our market capitalization would be approximately $5 billion and our enterprise value $7.6 billion.

Assuming USD75 WTI, we expect to generate annual EBITDA of approximately $2.4 billion and annual free cash flow of approximately $1 billion. In addition to accretion on key financial metrics, the acquisition enhances our inventory and drilling opportunities. We estimate 741 net undrilled locations representing an inventory life of 12 to 15 years that immediately competes for capital in the Baytex portfolio. This includes 523 Lower Eagle Ford drilling opportunities and 218 additional Upper Eagle Ford and Austin Chalk opportunities. Lower Eagle Ford locations are expected to generate IRRs greater than 75% and payouts of less than 18 months at USD75 WTI. We believe the acquired assets can grow modestly with two rigs and approximately 50 to 55 net wells per year.

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We are creating a more resilient business. On a pro forma basis, our operated production increases 82%, and our asset level free cash flow breakeven price improves by USD7 per barrel to USD41 per barrel WTI. Another exciting aspect of the transaction is that it improves and provides increased exposure to U.S. premium Gulf Coast pricing. Baytex's light oil production in the Eagle Ford increases to 41% of combined production, 18% previously, which receives WTI plus approximately USD2 per barrel price realizations.

In addition, there is substantial infrastructure in place with low operating and transportation costs. On a pro forma basis, Baytex's revenue per BOE increases 7% and operating netback per BOE increases 12%. We're maintaining our balance sheet strength and financial flexibility. On closing the transaction, Baytex's credit facilities will increase to USD1 billion, USD850 million previously and the Company will maintain strong liquidity. Baytex's total debt to EBITDA ratio is forecast to be 1.0 times at USD75 WTI.

Following completion of the acquisition, Baytex's balance sheet will remain a priority with a newly established total debt target of $1.5 billion, representing approximately one turn total debt to EBITDA at USD50 WTI. Upon achieving this net debt level, Baytex intends to increase direct Shareholder returns to 75% of free cash flow. In conjunction with the acquisition, Baytex expects to have approximately 40% of net crude oil exposure hedged for the 12-month period post closing. Baytex will continue to pursue ESG excellence while integrating Ranger's assets and operations. The Ranger acquisition reduces Baytex's average greenhouse gas intensity by 16%.

The combined business will continue to be led by the Baytex executive team and Board of Directors. Baytex intends to add one senior operational leader to the Baytex leadership team and retain the Ranger teams operating in Houston and in the field. At closing, Baytex intends to appoint two independent Directors from Ranger to the Baytex Board of Directors.

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As I conclude my opening remarks, let me just say how proud I am of our team and the high quality and diversified oil portfolio that has been assembled. As we build an operating platform in the Eagle Ford, we become much stronger. In addition, we are delivering significant accretion, enhancing Shareholder returns, building quality scale with an enhanced inventory. We are creating a more resilient business with a strong balance sheet and financial flexibility. We have a strong shareholder return framework in place and we are excited to be introducing a dividend and enhancing direct shareholder returns on a per share basis.

Our objective going forward will be to continue delivering modest and reliable annual production growth organically and generate meaningful free cash flow while maintaining reasonable financial leverage. We're building an even stronger Canadian energy Company with a high quality diversified oil weighted portfolio across the Western Canadian sedimentary basin and the Eagle Ford, something that I'm extremely excited to be part of.

That will conclude our formal remarks and we will ask the Operator to open the call for questions.

Operator:

Certainly. Our first question is from Menno Hulshof with TD Securities. Please go ahead.

Menno Hulshof:

Thanks and good morning, everyone.

Eric, you touched on it in your opening remarks, but can you just maybe elaborate on why this deal came together today as opposed to at some point in the in the past? As a follow-up to that, were you looking at other Eagle Ford opportunities at the same time? Or, was this your sole focus from the beginning?

Eric Greager:

Yes. Good morning, Menno. Thanks for the question. So, when I joined in November, when I joined Baytex in November, one of the early questions I asked is, what are we looking at in adjacent properties for corporate development, and how do we think about that? That was a broad question, WCSB, Eagle Ford. The team had built and was maintaining a model on Ranger at the time already.

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So, it had been, as we stated earlier, on the radar of the Baytex Management team prior to my arrival. Of course, I know, members of the Ranger Management team. I've known, many of them for a long time going back more than a decade. I have a great deal of confidence in their operating and technical capabilities. Not just what they think but also how they think about value creation and optimizing a portfolio of drilling opportunities. So, I had an embedded level of confidence, just through that understanding, and the fact that the team at Baytex had already built out subsurface technical model, as well as, kind of financial model and had been evaluating, made it easier for us to respond quickly when we were invited to the data room.

Of course, that there was leak, if you will, or a Reuters article back in November, suggesting that the process was underway, and in about the same time, we were invited to the process, and were able to react pretty quickly to that. I think that gives kind of maybe some context about kind of how and why we were able to, if you like, spring into action, so quickly, upon my arrival. I had a framework for thinking about the Eagle Ford more broadly, having operated assets in the Eagle Ford in my history, but the team also had a framework in place. Really what we needed to do is just quickly put our heads together, technically, and operationally and understand, where we had common understanding and where we needed to bring our thoughts together.

So, that that kind of gives us context about why we could move so quickly. I think it's great to have the agility and have the teams that can spring into action so quickly Menno, because, you can't control when things come to market, you just have to be able to react. I'm really proud of the work that was done. It was a lift, I was integrating. I was getting to know the assets of Baytex myself throughout the summer and the fall. Then of course, we were releasing a budget and building reserves and finalizing 4Q and 2022 filings. This at the same time while also making a CEO transition.

So it was a lot for the team. I'm incredibly proud of the effort and the work and the quality of the work that's been done to bring this to culmination this morning.

Menno Hulshof:

Okay, thanks for that detail, Eric. Just my follow-up relates to decline rates and sustaining capital. What do those two numbers look like for Ranger today? Then similarly, what do those two numbers look like for Baytex on a pro forma basis?

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Eric Greager:

Yes, the way we see, and I'm happy to have other comments from the leadership team here, we're all together in the conference room. But let me start by saying, the way we view the Ranger assets, they've got a base decline rate of about 39%. Our base decline rate is call it 33%, 34%. So, there'll be a slight increase, on a kind of blended basis. You would expect that. Eagle Ford has a higher decline rate, and offset by all the balance of the positives with regard to the size of the EURs and the returns and the premium pricing. We really do like the fact that just bringing the two companies together with Baytex's heavy oil exposure to the North, particularly with a WCS basis dif compressing, we have really good gearing, or torque to the upside as TI moves higher. But, we also have this agility now and this capability to direct capital south of the border into the Eagle Ford assets, with this operating capability and this large, high quality platform in the Eagle Ford.

As prices move down, should they do so, we have both torque and gearing to the upside to be offensive with our heavy oil, but also we have the opportunity to move capital to the south where the WTI breakevens are lower, in the event that TI moves lower, and we have to be defensive. So, it's a little bit like in a single move we were able to create accretion across the financial metrics, while building a bigger, but more importantly, a better and more durable business that has a defensive element to it insofar as the lower breakevens in South Texas.

Let me stop let me stop there and just see if that answers the question on breakeven, the quality, the diversity and the decline rates.

Chad Kalmakoff:

In terms of capital, Menno, as Eric shared, our assets and their assets I guess, on a sustaining basis of are 80 to 90, and there's kind of a 57.5, 70,000 similar type CapEx on sustaining basis about $575 to $600.

Chad Lundberg:

I think the decline will moderate with time. They've been on a growth trajectory as a Company as we think about capital construct with the pro forma entity forward. We're going to grow the asset at a much more level page similar to our own portfolio today, which will naturally start to bring the lead time down.

Menno Hulshof:

Thanks, everyone. I'll turn it back.

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Operator:

The next question is from Jeremy McCrea with Raymond James. Please go ahead.

Jeremy McCrea:

Hi, guys.

I'm wondering if you can tell me how this inventory compares to your other inventory in terms of where you plan to put capital allocation. Just looking at a bit of the slide deck here. I'm looking at payouts of 1.4 years from the Eagle Ford stuff here. I know it has a lower breakeven, but I just want to know how you guys are going to reallocate capital here versus Clearwater, some of the other heavy oil versus the inventory that you have here.

Eric Greager:

You bet. Good morning, Jeremy. This is Eric. Again, I'm, I'm happy to pitch it around the room as we build out the answer to this question. You're looking at Slide 8, I believe. I'm looking at Slide 9, which I think is another important one for the context of this answer. When I look at Baytex-Ranger pro forma on a skyline opportunities plot, on the lower left panel of Slide 9, you see the Ranger inventory in blue, and the Baytex inventory in orange.

What you see all the way to the left, this is of course at USD75 WTI, all the way on the left, you see our Clearwater at Peavine. I don't have to tell you, Jeremy, that's an absolutely spectacular asset. It's just as good as the world will give anywhere. We're still unlocking its potential, and it has a lot of additional potential. But as I think we've talked in the past we're bringing that to a plateau level of production, in the kind of 12,000 to 15,000 barrels a day level, and it'll print a lot of free cash flow over the balance of the 10 years, as we level it off, but it's not going to grow meaningfully above this kind of range of 12,000 to 15,000 barrels a day.

On a base of even 90,000 Boe a day, which is the, let's call it, the exit rate of Baytex standalone, it has kind of delivered the growth that it can deliver. Again, returns are spectacular. But it can't really give more than that because we're trying to be just as respectful and really intentional about our surface development there in the Peavine community. So, having said that, that's the little spike to the left. Then you see, this kind of block of orange. That's a combination of our heavy oil Lloydminster, as well as our Karnes Trough oil.

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Again really good inventory, really good performance, in terms of unconventional and conventional on the Lloyd side. Then you get into the Ranger block of blue. So, this really identifies kind of how it performs within our portfolio. We intend to allocate capital across all of these opportunities, obviously, toward the best ones first. But the spiky kind of opportunities to the left in Peavine and the Clearwater are precious few, and then you get into the opportunity set that is right there with Lloyd, Karnes Trough, Eagle Ford and non-op, and then of course, our operated position with the Ranger acquisition.

We'll have a lot larger opportunity set to allocate capital to. Again, if you look to the right hand panel, lower right of Slide 9, you see what happens to the inventory, and the performance as prices go down. That one's benchmarked at USD55 WTI. You can see that the collection of range or inventory collapses and mostly lives left of the midpoint of our inventory. This is what we mean when we say defensive in nature. If prices go down, we actually print cash flow free cash flow at a lower breakeven price. This is as a result of the high quality Ranger assets.

So, I'm going to stop right there and feel free to ask me to follow-up or ask me a question if I failed to deliver on the answer.

Jeremy McCrea:

Yes, I guess what I'm trying to understand is just how, if you are shifting your CapEx, as a lot of the CapEx you are drilling for this year was going after the Lloyd and the Clearwater, how does your profitability go forward, if you are looks like potentially drilling some not as good as wells, but as it starts to degrade kind of thing here. I know, it's important for accretion and the cash flow and the free cash flow and that, but I'm just trying to get a better sense of, effectively is your efficiency going forward degrading here with this acquisition?

Eric Greager:

Yes, I don't think it is. What I would point out is it's not really a shift of capital. We wouldn't be taking capital away from our WCSP opportunities on the left hand side. We simply don't have other than the inventory that the Ranger opportunity presents, we don't have enough opportunities to continue driving forward in a way that kind of gives us the opportunity to grow the quality scale we'd like to, that is to say, Lloyd as we're putting as much money to work at Lloyd, at the highest opportunity economics, we can also, in the Clearwater at Peavine, also in the Karnes Trough. But, all of those opportunity sets are effectively maxed out. They're taking all the capital they can take at this juncture.

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So, the Ranger opportunity doubles the opportunity set and will compete for capital. We're essentially allocating the same amount of capital go forward to all the opportunities to the left, but there really isn't a great deal of opportunity to grow that block to the left, if I said it another way. The way to grow the overall opportunity set is to introduce more opportunities as good as we can get our hands on, and at this price paid with this accretion and inequality of the opportunities to drill and develop, we think this is exactly the right move.

It also builds capabilities in the Eagle Ford that will continue to present, I think working interest opportunities and block-in and tuck-ins and the like, as we have in WCSB. We just see this as a great opportunity to not shift capital, but rather just expand the opportunity set to invest in quality opportunities and grow cash flow and free cash flow and improve that flow right through the return of capital.

Jeremy McCrea:

Okay, and maybe just kind of the last follow-up question to that, if these assets were quite strong, why don't you think Ranger traded at a bigger multiple than were currently traded at here?

Eric Greager:

Yes, you probably have as good a view on that as I do. But I'll tell you my view, and then let's have a conversation about it, if you don't share the view. Juniper Capital owns 54% of Ranger's outstanding shares. In this midcap world, whether you're in Canada or the U.S., we all know that that tends to kind of create concern on the part of the other shareholders with regard to what we all call an overhang. You combine that with kind of the modern state of play in the last, you could call it five years, maybe a little bit longer in North American oil and gas or unconventional oil and gas, which is there's a lot of midcap E&Ps public and private, but we'll talk about the publics, and there's precious less investor attention to go around.

What that means is we think investors have kind of all the opportunities they need in the large caps, they can invest in big diversified companies with lower cost of capital and investment grade credit. What that means is there's not a lot that flows down capitalization into the small and midcap space. One of the things we believe is that if we can add value to Baytex, with the transactions kind of on their face holding on their own merit, creating value for Baytex shareholders, while also creating not just a bigger but a better pro forma enterprise, then that should lead to more relevance as we grow kind of up capitalization, eventually, both by scale and by credit quality.

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Our aspiration would be to eventually compete for investment grade credit, and the kind of lower cost of capital that allows all of the drilling opportunities and all the cost saving opportunities and optimization to accrete more toward free cash flow, the yields and the quality of our outputs to our shareholders. That's kind of a, if you'd like, a 50,000 foot aspirational view of why we think growing is the right thing to do. But it's got to be—it's got to be quality scale, right. That's why this is so important, because it prints accretion on every metric, both long term and short term down from revenue all the way down through the return of capital.

We think that really makes a bold statement in terms of the durability of the business, the fact that the free cash flows manifest themselves right away, immediately in both the initiation of a dividend, but also a step up in our free cash flow allocation to our share repurchases. Let me let me just stop there and I'd love to hear your thoughts on all of that.

Jeremy McCrea:

No, there is something to be said about smaller in scale and lower cost of capital here for different reasons here. I think with Juniper owning as much as they do, that probably puts a bit of holding it. It's some of the things that I think lot of the Investors are probably familiar more with the Canadian assets and maybe less so with the Eagle Ford and so sometimes it's just things that you don't necessarily see right away sometimes.

Eric Greager:

Yes.

Jeremy McCrea:

Okay, thank you.

Eric Greager:

Thanks, Jeremy.

Operator

With that, I'd like to turn the conference back over to Brian Ector for questions from webcast viewers.

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Brian Ector:

Yes, thank you very much. We have had a couple of questions come in on the webcast line. Several related to the existing Ranger bonds that are outstanding, and would we consider a broader refinance? Or how are we financing the transaction within our credit facilities? What is the intent with the Ranger bonds that are outstanding?

So, maybe I'll turn it over to Chad to just elaborate a little bit on the financing structure from the Baytex side and the intent with the Ranger bonds?

Chad Kalmakoff:

Sure. Thanks, Brian. Yes, so obviously, Ranger has high yield bonds outstanding. Our intention would be to redeem those bonds. As part of this transaction we've arranged secure financing from RBC, CIBC and Scotia. We'll be expanding our credit facility to a USD1 billion. We're going to add in a USD250 million term loan, and we have a $500 million bridge financing in place. Should we close the transaction, our intent would be to market a high yield offering as soon as possible and not have to use a bridge.

Brian Ector:

A follow-up question Chad, any conversations with rating agencies?

Chad Kalmakoff:

We've kind of given them a heads up briefly. We expect that they'll have some commentary today. Then we'll go into kind of more formal processes here as a transaction progresses.

Brian Ector:

I know Eric, you touched on this during your comments and Q&A on the Clearwater. A question from an investor with respect to the economic inventory, the strength of that economic inventory. So, what's your view and plan with the team and with respect to the Clearwater and our Peavine development moving forward, given will be a little less a part of the portfolio?

Eric Greager:

Well, yes, on a pro-forma percentage basis, because the overall portfolio is getting bigger, but again, we're going to keep doing—keep developing the Clearwater at Peavine to the same extent we are now. it's the returns are spectacular, the performance is spectacular, the team is doing an absolutely fantastic job. The Clearwater at Peavine has been a really important point to our messaging and our stock. But it's just not big enough. It can't grow meaningfully above, maybe there'll be quarters where we can sort of punch above 15,000 barrels a day. But just over the long arc of time, we're trying to be, I would say, one, intentionally you conservative but also respectful in terms of how we develop, to ensure that we maintain our license to operate that we maintain really high quality of relationships.

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There's no diminishment whatsoever to our Clearwater Peavine development, our continued organic exploration program around the broader Clearwater around the Peace River area. We're going to continue looking to develop and explore the same geoscience team that discovered the Clearwater and ring fenced this absolutely spectacular performance at Peavine is working to find more.

We're going to continue looking and we will do everything we can to grow it. But it is kind of growing at its long term maximum. That's the plateau. If we can find a way to find more that competes, we absolutely will. So, I just want to reiterate, there's no diminishment of the Clearwater or other highly economic, WCSP heavy oil opportunities. This is really just adding to those and deploying incrementally new capital, but the capital that is generated by the Eagle Ford assets is redeployed in the Eagle Ford asset.

That is to say, you're doubling the size of the cash flow, and you're doubling the opportunity set to reinvest that back and you're doubling—more than doubling the EBITDA or doubling the EBITDA and almost doubling the free cash flow. So, this is just an opportunity of getting bigger and better, but not shifting or diminishing other parts of our existing standalone business.

Brian Ector:

Eric, the last question that I'm seeing here relates to, you touched on a lot of the merits of the transaction. From a retail investor standpoint, how would you alleviate concerns around how the near term trading or the potential share price reaction whenever there's a large transaction of this nature?

Eric Greager:

Yes, no, it's a it's a great question. I can't handicap how the actual dynamics of trading are going to take place over time. But, what I can say is the accretion on a per share basis is just, to me, should stand on its own return to capital per share, free cash flow per share, operating cash flow per share, production per share, like this is accretive on every metric. This adds real nuts and bolts value to the business. That will flow through, all the cash flows and all the metrics should flow through to the trading.

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There'll be some mechanics, of course. There are flow backs and things that have to take place as people trade around their positions. But this is a good piece of business. This is a solid piece of business, and it creates value for Baytex shareholders and is accretive on every metric. I think the transaction stands on its own. It has a great deal of merit on its own.

Brian Ector:

Another question Eric has just come in from an institutional Investor in New York. How would you view the Juniper shares within sort of the portfolio now and plans moving forward? Could they be part of planned share repurchases as we move to 50% of our free cash flow from a share repurchase standpoint? Where does Juniper fit into the mix here as we as we move forward?

Eric Greager:

Yes, it's a fair question. I can't speak on behalf of Juniper. Of course, they'll have their own plans. We thought that 3/6/9 lockup was an appropriate way to create a measured approach to their ability to monetize their position, should they choose to do so, but it's entirely their choice. What I would say is, I know them, I like them, they're very constructive. They were constructive in Ranger. They are constructive in all the conversations we've had. Their team is very smart and very constructive.

Look, if they if they want to sell down, that's their choice. I think there's going to be—my own personal view is there's going to be demand, so we ought to be able to help accomplish that in an orderly fashion. There's a lot of liquidity and of course, our New York Stock Exchange listing last week creates access to a number of additional institutional shareholders and broad-based shareholders here in the U.S. alongside the dividend which I think will open us up to a broader ownership base.

Brian Ector:

That's great. Eric. That wraps up the live feedback from the webcast. Thank you, everybody for your questions through the webcast and the analyst questions as well. We will be available for any follow-up if required. You can reach out to us through the Baytex Investor inbox and we will get back to you.

Thanks, Operator. Thanks everyone for participating in our conference call. Have a great day.

Operator:

This concludes today's conference call. You may disconnect your lines. Thank you for participating and have a pleasant day.

© 2023 BAYTEX ENERGY CORP.